SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

Information To Be Included in Statements Filed Pursuant To Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2
(Amendment No. __)*

SCG FINANCIAL ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103
(CUSIP Number)

November 20, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78404K103	13G	Page 1 of 11

1.	NAMES OF REPORTING PERSONS: 2012 DOOH Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 761,905
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,523,810
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,523,810
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13G	Page 2 of 11

1.	NAMES OF REPORTING PERSONS: DOOH Investment Manager LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 761,905
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,523,810
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,523,810
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS: Donald R. Wilson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 761,905
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,523,810
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,523,810
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

CUSIP No.	78404K103	13G	Page 4 of 11

Item 1

(a).	Name of Issuer:

SCG Financial Acquisition Corp.

(b).	Address of Issuer’s Principal Executive Offices:

615 N. Wabash Avenue, Chicago, Illinois 60661

Item 2

(a).	Name of Person Filing:

2012 DOOH Investments LLC; DOOH Investment Manager LLC; Donald R. Wilson, Jr.

(b).	Address of Principal Business Office:

540 W. Madison Street, Suite 2500, Chicago, Illinois 60661

(c).	Citizenship:

2012 DOOH Investments LLC is an Illinois limited liability company; DOOH Investment Manager LLC is an Illinois limited liability company; Donald R. Wilson, Jr., a natural person, is a citizen of the United States.

(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e).	CUSIP Number:

78404K103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	78404K103	13G	Page 5 of 11

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (12 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of 2012 DOOH Investments LLC (“DOOH Investments”),  DOOH Investment Manager LLC (“DOOH Manager”) and Donald R. Wilson, Jr. (“Wilson”) beneficially owns 1,523,810 shares of common stock (the “Founder Shares”) indirectly through DOOH Investments’ ownership of 761,905 Class A Units (the “Units”) of SCG Financial Holdings LLC (“Holdings”), which directly owns the Founder Shares to which this statement on Schedule 13G relates.  In connection with DOOH Investments’ acquisition of the Units, DOOH Investment acquired the right to direct the vote of 761,905 of the Founder Shares (the “Voting Rights”), subject to the terms of a letter agreement (the “Letter Agreement”) entered into by Holdings and the other parties thereto in connection with the Issuer’s initial public offering and to which DOOH Investments has agreed to be bound.  DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as one of the two managers of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each Reporting Person may be deemed to have sole voting power with respect to the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the Founder Shares, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.  DOOH Investments is entitled to appoint and replace from time to time one of the two managers of Holdings and accordingly  may also be deemed to share investment discretion with respect to all of the 1,523,810 Founder Shares.

(b)	Percent of class:

16.0%

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:

761,905 shares

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

0

CUSIP No.	78404K103	13G	Page 6 of 11

(iv)	Shared power to dispose or to direct the disposition of:

1,523,810 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Holdings directly owns the 1,523,810 shares of the Issuer’s common stock to which this statement on Schedule 13G relates.  Gregory H. Sachs and DOOH Investment Manager LLC, as managers of Holdings, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, such shares, subject to the provisions of the Second Amended and Restated Operating Agreement of Holdings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  The foregoing certification is made as of the date the Reporting Persons acquired beneficial ownership of the shares of common stock subject to this report.  The undersigneds are filing a Schedule 13D reflecting events that occurred on December 14, 2012 that changed the nature of the undersigneds’ beneficial ownership.

CUSIP No.	78404K103	13G	Page 7 of 11

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2012

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:  /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:  Attorney-in-fact

DOOH INVESTMENT MANAGER LLC

By:  /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:  Attorney-in-fact

/s/ Patricia L. Levy
Donald R. Wilson, Jr., by Patricia L.
Levy, as Attorney-in-Fact

CUSIP No.	78404K103	13G	Page 8 of 11

Exhibit List

Exhibit A  Joint Filing Agreement

Exhibit B  Power of Attorney

CUSIP No.	78404K103	13G	Page 9 of 11

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of common stock of SCG Financial Acquisition Corp., dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF , the undersigned hereby execute this Agreement as of this 24th day of December, 2012

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:       /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:    Attorney-in-fact

DOOH INVESTMENT MANAGER LLC

By:       /s/ Patricia L. Levy
Name:  Patricia L. Levy
Title:    Attorney-in-fact

/s/ Patricia L. Levy
Donald R. Wilson, Jr., by Patricia L.
 Levy, as Attorney-in-fact

CUSIP No.	78404K103	13G	Page 10 of 11

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints each of Hans Pusch, Patricia Levy and Mark Wood, acting together or separately,  as the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of each the undersigned (i) Forms 3, 4 and 5 (and all amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, and (ii) reports on Schedule 13G and Schedule 13D (and all amendments thereto)  in accordance with Section 13(d) of the Exchange Act and the rules thereunder, in each case with respect to the beneficial ownership of securities by the undersigned;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and file the same with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

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IN WITNESS WHEREOF, each the undersigned has caused this Power of Attorney to be executed as of this 21st day of December, 2012.

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

DOOH INVESTMENT MANAGER LLC

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.